UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11037

PRAXAIR, INC.*

(Exact name of registrant as specified in its charter)

10 RIVERVIEW DRIVE DANBURY, CONNECTICUT 06810 (203) 837-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

1.625% Notes due 2025

1.200% Notes due 2024

1.500% Notes due 2020

3.550% Notes due 2042

3.200% Notes due 2026

2.650% Notes due 2025

2.700% Notes due 2023

2.200% Notes due 2022

2.450% Notes due 2022

3.000% Notes due 2021

4.050% Notes due 2021

2.250% Notes due 2020

1.900% Notes due 2019

4.500% Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock – 1 holder

1.625% Notes due 2025 – 105 holders

1.200% Notes due 2024 – 125 holders

1.500% Notes due 2020 – 106 holders

3.550% Notes due 2042 – 31 holders

3.200% Notes due 2026 – 51 holders

2.650% Notes due 2025 – 57 holders

2.700% Notes due 2023 – 70 holders

2.200% Notes due 2022 – 70 holders

2.450% Notes due 2022 – 67 holders

3.000% Notes due 2021 – 71 holders

4.050% Notes due 2021 – 56 holders

2.250% Notes due 2020 – 63 holders

1.900% Notes due 2019 – 1 holder

4.500% Notes due 2019 – 74 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Praxair, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 14, 2018	By:	/s/ Guillermo Bichara
		Name:	Guillermo Bichara
		Title:	General Counsel

* On October 31, 2018, the Registrant and Linde Aktiengesellschaft, a stock corporation incorporated under the laws of Germany (“Linde AG”), combined under Linde plc, a new holding company incorporated under the laws of Ireland, as contemplated by the business combination agreement, dated June 1, 2017, as amended on August 10, 2017 (the “Business Combination Agreement”), by and among the Registrant, Linde plc, Linde AG, Zamalight Holdco LLC and Zamalight Subco, Inc. Pursuant to the Business Combination Agreement, (i) the Registrant became an indirect wholly-owned subsidiary of Linde plc through the merger of Zamalight Subco, Inc., an indirect wholly-owned Delaware subsidiary of Linde plc with and into the Registrant, and (ii) Linde AG became an indirect subsidiary of Linde plc through an exchange offer by Linde plc for each issued and outstanding bearer share of Linde AG.